May 29, 2025

Steven Hill
Chief Executive Officer
NewHydrogen, Inc.
27936 Vista Canyon Blvd., Suite 202
Santa Clarita, CA 91387

        Re: NewHydrogen, Inc.
            Registration Statement on Form S-1
            Filed May 19, 2025
            File No. 333-287396
Dear Steven Hill:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Marcelle S. Balcombe, Esq.